Exhibit 99.1

20 June, 2012

ICON plc
Purchase of Own Securities

Further to the announcement on 22 November, 2011 of a share repurchase programme, ICON plc (“the Company”) announces that on 19 June, 2012 it purchased for cancellation 13,600 Ordinary Shares, at an average price of $21.6864.

Following the cancellation of these shares, the Company will have 59,735,459 Ordinary Shares in issue.